

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 22, 2015

Leonidas Korres
Chief Financial Officer
Navios Maritime Acquisition Corporation
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

    Re: Navios Maritime Acquisition Corporation
           Form 20-F for the Year Ended December 31, 2014
           Filed March 30, 2015
           File No. 001-34104

Dear Mr. Korres:

     We have reviewed your September 15, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2014

Critical Accounting Policies

Fair Value of Vessels

Impairment of long-lived Assets Group, page 92

1. We note the information provided in response to prior comment two. Your proposed disclosure indicates that as of December 31, 2014, you had eight vessels for which the carrying value would not have been recovered under your analysis. Please reconcile this statement with your disclosure on page 90 of your 20-F that you had twenty vessels whose carrying value exceeded fair values.

Financial Statements

Note 9: Investments in Affiliates, page F-24

2. We note your response to prior comment three that the common units you hold in Navios Midstream do not meet the definition of common stock or in substance common stock under ASC 323-10-20 and therefore, you account for such units as available for sale securities. Your response indicates that the common units enjoy "certain preferences" by comparison to the subordinated units. In this regard, please provide us with further detail on the terms and the nature of both the common units and subordinated units (subordinated units and subordinated Series A units) you hold in Navios Midstream. Explain to us how the preferences affect your determination that the common units are not in substance common stock. Your response should highlight these preferences as well as detail the differences in voting rights entitled to each of the holders of the different types of units as well as whether they have readily determinable fair values.

You may contact Heather Clark at 202-551-3624 or Andrew Mew at 202-551-3377 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure